August 3 2011

By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Crown Dynamics Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 21, 2011
File No. 333-169501

Dear Mr. Mancuso:
Crown Dynamics Corp. (“CDC”) acknowledges receipt of the letter dated July 29 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of  Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Sixth Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that CDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page
1. Please reconcile your disclosure here and on page 10 regarding the amount you need to avoid filing for protection under the bankruptcy laws with your revisions on page 17 that the offering will not provide you sufficient funds to pay your liabilities.

Response

An additional disclosure has been added on the prospectus cover page and on page 10 to disclose the amount needed to raise in aggregate to avoid for the Company to file for protection under Bankruptcy law

State securities laws may limit secondary trading, page 15
2. Regarding your response to prior comment 5:

Please provide the disclosure addressed in that comment in an appropriately captioned risk factor that reflects the risks explained in the text. Currently, you are including information about federal disclosure laws under a caption about state laws that limit trading.

Please provide us the basis for your statement in the last paragraph of this risk factor that your “intention to file a Form 8-K” will make you responsible for filing periodic reports and other information with the SEC. Cite all authority on which you rely.

Your revised disclosure in the last paragraph does not mention the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act. Therefore, we reissue the comment to include the effect.

Given your obligation to file reports before the automatic suspension of reporting obligations per Section 15(d), tell us why you believe that you will “not be required to inform shareholders of actions taken…” if you do not file the Form 8-A.

Your revised disclosure in the last paragraph that “hence Section 16 and proxy rules will not be applicable” does not explain to investors the effect of the inapplicability of Section 16 and the proxy rules. Therefore we reissue the comment to include the effect.

Response

We have segregated and also revised the disclosure in regards to the filing of an 8A and the other related information relating thereto in a new risk factor # 26 . Risk Factor # 23 now pertains strictly to the State Security Laws.
Risk factor # 26 has been added and revised from its previous content form to adhere to all the comments of the Staff above . Please also note the assertion of the 8K was an error and was meant to read 8A. Nevertheless it has all been revised to reflect and answer the queries above .

We cannot guarantee that the business plan and the plan of operation, page 15
3. We note your response to prior comment 3. Please disclose whether the companies that purchased the patents from Ms. Appelfeld or her law firm initially disclosed that they intended to use proceeds from the public sale of securities to commercialize the patents. Also clarify in this risk factor the relationship Ms. Appelfeld has to you and your patent.

Response

We have added a disclosure in the risk factor to explicitly disclose the requested information .

Existing or Probable Government Regulation, page 22
4. Please tell us why you believe your disclosure added in response to prior comment 13 satisfies your obligations per Regulation S-K Item 101(h)(4)(viii) and (ix). Cite with specificity all authority on which you rely.

Response

Regulation S-K Item 101(h) (4) (viii) and (ix) relate to the Existing or Probable Governmental Regulation that will relate to the Company, hereby Crown Dynamics. Crown Dynamics does not intent to sell and / or market its patented product itself . Its business model is to license the technology rights to a third party manufacturer to develop the product accordingly. The third party will have the responsibility to adhere to all government regulations surrounding the manufacturing and marketing of the Product. This business model has been explicitly disclosed through the prospectus and these third party entities who will bear the responsibility of the related Government  Regulations  has specifically been disclosed under the caption Existing or Probable Governmental Regulations . Hence the Company believes that it does not have a direct impact on these possible related Regulations and has also explicitly written that the Companies that will license the patented technology will have to bear and adhere to these regulations if and when applicable .

Financial Statements
5. Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response

The Financial Statements are as of June 3 2011 which is the most recent quarterly accounting period .

Exhibit 23.1 Consent of Weinberg and Baer, LLC
6. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment

Response

A currently dated consent is attached .

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520
Sincerely,
Amir Rehavi, President and Director
Crown Dynamics Corp.

VIA EDGAR
cc: Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar